Exhibit 8.1

[Letterhead of Sullivan & Cromwell LLP]

December 14, 2004

priceline.com Incorporated,
    800 Connecticut Avenue
        Norwalk, Connecticut 06854

Ladies and Gentlemen:

        We have acted as your counsel in connection with your Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2004 (the "Registration Statement"). We hereby confirm to you that our opinion is as set forth under the caption "Certain United States Federal Income Tax Considerations" in the prospectus included in the Registration Statement, subject to the limitations contained therein.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,
/s/ Sullivan & Cromwell LLP